Exhibit 99.1

ASX/Media Release

Immutep to Announce New TACTI-002 Data

in an Oral Presentation at the ASCO 2022 Annual Meeting

SYDNEY, AUSTRALIA – 28 April 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3-related immunotherapy treatments for cancer and autoimmune disease, announces new interim data from first line non-small cell lung cancer patients (Part A) of the Phase II TACTI-002 trial has been selected for a prestigious Oral Presentation at the American Society of Clinical Oncology’s (ASCO) 2022 Annual Meeting.

In addition, the Phase IIb TACTI-003 trial design will be presented in a Trial-in-Progress Poster Presentation.

ASCO’s 2022 Annual Meeting will take place in-person and online from 3-7 June 2022 in Chicago, United States.

Abstracts for the presentations will be available from 5 pm US Eastern Time on 26 May 2022, and the presentations will be released on ASCO.org at the times indicated below and will subsequently be made available on Immutep’s website at www.immutep.com. The TACTI-002 presentation will contain new and updated data that are not part of the abstract.

TACTI-002 Oral Presentation

Title:	A Phase II study (TACTI-002) in 1st line metastatic non-small cell lung carcinoma investigating eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab: updated results from a PD-L1 unselected population
Session Title:	Oral Abstract Session/ Lung Cancer - Non-Small Cell Metastatic
Date:	Friday, June 3, 2022, 1:00 PM-4:00 PM CDT
Presenter:	Dr. Enriqueta Felip, Vall d’Hebron Institute of Oncology (VHIO), Barcelona, Spain
Abstract #:	9003

TACTI-003 Poster Presentation

Title:	TACTI-003: A randomized Phase IIb study of eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab as first-line treatment of patients with recurrent or metastatic head and neck squamous-cell carcinoma
Session Title:	Poster Session/Head and Neck Cancer
Date:	Monday, June 6, 2022, 1:15 PM-4:15 PM CDT
Presenter:	Dr. Douglas Adkin, Washington University School of Medicine, St Louis, Missouri, USA
Abstract #:	TPS6099

About ASCO 2022

ASCO’s annual meeting represents the world’s largest gathering of oncology physicians, industry representatives, researchers, patient advocates, and investment analysts to discuss cutting-edge clinical research and therapeutics in oncology, and to gain insights for improving cancer care. More than 40,000 attendees from around the world are expected to attend in person and online to stay up to date on new clinical cancer advances in every area of cancer research and gain real-time insights from world-renowned faculty. For additional information on the 2022 ASCO’s Annual meeting, please visit https://www.asco.org/.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

About TACTI-002

TACTI-002 (Two ACTive Immunotherapies) is a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada). The study is evaluating the combination of Immutep’s eftilagimod alpha with MSD’s KEYTRUDA® (pembrolizumab) in up to 183 patients with second line head and neck squamous cell carcinoma (HNSCC) or non-small cell lung cancer (NSCLC) in first and second line.

About TACTI-003

TACTI-003 is a Phase IIb clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada). The trial will evaluate Immutep’s eftilagimod alpha in combination with MSD’s KEYTRUDA® (pembrolizumab) as a first line therapy in unresectable recurrent or metastatic HNSCC patients with PD-L1 negative (CPS < 1) and PD-L1 positive (CPS ≥ 1) tumors. It will be a randomised, controlled clinical study in approximately 154 first line HNSCC patients and will take place across Australia, Europe and the United States in up to 35 clinical sites.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the CEO of Immutep Limited, Marc Voigt.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889